                                                Filed Pursuant to Rule 424(b)(5)
                                           Registration No. 333-114312

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 15, 2004

                       [REPUBLIC OF THE PHILIPPINES LOGO]

                                 US$250,000,000

                          REPUBLIC OF THE PHILIPPINES
                          9.375% GLOBAL BONDS DUE 2017

                             ----------------------

Except for the first payment of interest, the Republic will pay interest on the global bonds each January 18 and July 18. The first interest payment will be made on July 19, 2004 for interest that accrues from the date the global bonds are delivered to investors (expected to be on or about July 7, 2004) through but excluding July 18, 2004. On July 20, 2004, the global bonds will be consolidated with, form a single series with, and be made fungible with the $750,000,000 9.375% Global Bonds due 2017 issued by the Republic on January 18, 2002. Once consolidated, the total principal amount of the previously issued global bonds and the global bonds now being issued will be $1,000,000,000. The Republic may not redeem the global bonds prior to maturity. Holders of the global bonds may require the Republic to purchase the global bonds at par on January 18, 2012.

The offering of the global bonds is conditional on the receipt of certain approvals of the Monetary Board of the Bangko Sentral ng Pilipinas, the central bank of the Republic.

Application has been made to list the global bonds on the Luxembourg Stock Exchange. The global bonds will be listed on the basis of this prospectus supplement, which will be filed with the Luxembourg Stock Exchange and will be made available at the office of the Luxembourg paying and transfer agent.

                             ----------------------

                                                           PER BOND        TOTAL
                                                           --------    --------------
Price to investors......................................   100.25%     US$250,625,000
Underwriting discounts and commissions..................     0.15%     US$    375,000
Proceeds, before expenses, to the Republic..............   100.10%     US$250,250,000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We expect to deliver the global bonds to investors in registered book-entry form only through the facilities of The Depository Trust Company, Clearstream Banking, societe anonyme, and Euroclear Bank, S.A./N.V., as operator of the Euroclear System, on or about July 7, 2004.

                             ----------------------

                        Sole Lead Manager and Bookrunner

                                (JPMorgan LOGO)

                             ----------------------

THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JUNE 29, 2004.

                                     [MAP]

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT          PAGES
-------------------------------------  -----
INTRODUCTORY STATEMENTS..............    S-3
SUMMARY OF THE OFFERING..............    S-5
USE OF PROCEEDS......................    S-8
RECENT DEVELOPMENTS..................    S-9
DESCRIPTION OF THE GLOBAL BONDS......   S-16
GLOBAL CLEARANCE AND SETTLEMENT......   S-19
TAXATION.............................   S-22
UNDERWRITING.........................   S-24
LEGAL MATTERS........................   S-27
GENERAL INFORMATION..................   S-27

             PROSPECTUS                PAGES
-------------------------------------  -----
CERTAIN DEFINED TERMS AND
  CONVENTIONS........................      2
FORWARD LOOKING STATEMENTS...........      2
DATA DISSEMINATION...................      3
USE OF PROCEEDS......................      3
PROSPECTUS SUMMARY...................      4
REPUBLIC OF THE PHILIPPINES..........      9
DESCRIPTION OF THE SECURITIES........     85
COLLECTIVE ACTION SECURITIES.........     96
TAXATION.............................    100
PLAN OF DISTRIBUTION.................    108
VALIDITY OF THE SECURITIES...........    109
AUTHORIZED REPRESENTATIVE IN THE
  UNITED STATES......................    109
EXPERTS; OFFICIAL STATEMENTS AND
  DOCUMENTS..........................    109
FURTHER INFORMATION..................    109
DEBT TABLES OF THE REPUBLIC OF THE
  PHILIPPINES........................    T-1

                            ------------------------

     YOU SHOULD READ THIS PROSPECTUS SUPPLEMENT ALONG WITH THE ATTACHED PROSPECTUS THAT ACCOMPANIES IT. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS MAY BE ACCURATE ONLY ON THE DATE OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AS APPLICABLE. TERMS USED HEREIN BUT NOT OTHERWISE DEFINED SHALL HAVE THE MEANING GIVEN TO THEM IN THE PROSPECTUS THAT ACCOMPANIES THIS PROSPECTUS SUPPLEMENT.
                            ------------------------

                            INTRODUCTORY STATEMENTS

     The Republic accepts responsibility for the information provided by it that is contained in this prospectus supplement and the prospectus that accompanies it. To the best of the knowledge and belief of the Republic (which has taken all reasonable care to ensure that such is the case), the information contained in this prospectus supplement and the accompanying prospectus provided by the Republic is in accordance with the facts and does not omit anything likely to affect the import of such information.

     The Republic is a foreign sovereign state. Consequently, it may be difficult for you to obtain or realize upon judgments of courts in the United States against the Republic. See "Description of the Securities -- Description of the Debt Securities -- Jurisdiction and Enforceability" in the accompanying prospectus.

     The distribution of this prospectus supplement and the accompanying prospectus and the offering of the global bonds may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any applicable restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer, and it is prohibited to use them to make an offer, in any state or country in which the making of this offering of the bonds is prohibited. For a description of some restrictions on the offering and sale of the global bonds and the distribution of this prospectus supplement and the accompanying prospectus, see "Underwriting" on page S-24.

     Unless otherwise indicated, all references in this prospectus supplement to "Philippine pesos", "pesos" or "P" are to the lawful national currency of the Philippines, those to "dollars", "US dollars" or "$" are to the lawful currency of the United States of America and those to "SDR" are to Special Drawing Rights of the International Monetary Fund.

     All references in this prospectus supplement to (a) the "Republic" or the "Philippines" are to the Republic of the Philippines, (b) the "Government" are to the national government of the Philippines, (c) the "administration" are to the current administration of President Gloria Macapagal-Arroyo and (d) "Bangko Sentral" are to Bangko Sentral ng Pilipinas, the central bank of the Philippines.

                            SUMMARY OF THE OFFERING

     This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus to which it relates.

ISSUER........................   Republic of the Philippines.

BONDS.........................   $250,000,000 aggregate principal amount of
                                 9.375% global bonds due 2017. On July 20, 2004, the global bonds will be consolidated with, form a single series with and be fungible with the 9.375% Global Bonds due 2017 issued by the Republic on January 18, 2002, in the amount of $750,000,000 (the "Existing Bonds"). Upon consolidation, the global bonds will rank pari passu with the Existing Bonds in all respects.
                                 The total principal amount of the Existing
                                 Bonds and the global bonds now being issued will be $1,000,000,000.

INTEREST......................   The global bonds will bear interest at 9.375%
                                 per year from the date the global bonds are delivered to investors (expected to be on or about July 7, 2004).

INTEREST PAYMENT DATES........   The first interest payment will be made on July
                                 19, 2004, payable to persons who are registered holders of the global bonds at the close of business on the date the global bonds are delivered to investors (expected to be on or about July 7, 2004); and thereafter January 18 and July 18 of each year, commencing January
                                 18, 2005, payable to the persons who are registered holders thereof at the close of business on the preceding January 1 or July 1, as applicable, whether or not a business day.

OPTIONAL HOLDER REDEMPTION....   Each holder of the global bonds may require the
                                 Republic to purchase that holder's global bonds at par on January 18, 2012.

ISSUER REDEMPTION.............   The Republic may not redeem the global bonds
                                 prior to maturity.

STATUS OF BONDS...............   The global bonds will be direct, unconditional,
                                 unsecured and general obligations of the Republic. Except as otherwise described, the global bonds will at all times rank at least equally among themselves and with all other unsecured and unsubordinated External
                                 Indebtedness (as defined in the accompanying prospectus) of the Republic. The full faith and credit of the Republic will be pledged for the due and punctual payment of all principal and interest on the global bonds. See "Description of the Securities -- Description of Debt
                                 Securities -- Status of Bonds" in the
                                 accompanying prospectus.

NEGATIVE PLEDGE...............   With certain exceptions, the Republic has
                                 agreed that it will not create or permit to subsist any Lien (as defined in the accompanying prospectus) on its revenues or assets to secure External Public Indebtedness
                                 (as defined in the accompanying prospectus) of the Republic, unless at the same time or prior thereto, the global bonds are secured at least equally and ratably with such External Public
                                 Indebtedness. The international reserves of
                                 Bangko Sentral ng Pilipinas ("Bangko Sentral") represent substantially all of the official gross international reserves of the Republic.
                                 Because Bangko Sentral is an independent entity, the Republic and Bangko

                                 Sentral believe that the international reserves owned by Bangko Sentral are not subject to the negative pledge covenant in the global bonds and that Bangko Sentral could in the future incur External Public Indebtedness secured by such reserves without securing amounts payable under the global bonds. See "Description of the Securities -- Description of the Debt Securities -- Negative Pledge Covenant" in the accompanying prospectus.

TAXATION......................   The Republic will make all payments of
                                 principal and interest in respect of the global bonds free and clear of, and without withholding or deducting, any present or future taxes of any nature imposed by or within the Republic, unless required by law. In that event, the Republic will pay additional amounts so that the holders of the global bonds receive the amounts that would have been received by them had no withholding or deduction been required. See "Description of the
                                 Securities -- Description of the Debt
                                 Securities -- Additional Amounts" in the accompanying prospectus. For a description of certain United States tax aspects of the global bonds, see "Taxation -- United States Tax
                                 Considerations" in the accompanying prospectus, and "Taxation -- United States Taxation".

CROSS-DEFAULTS................   Events of default with respect to the global
                                 bonds include (i) if the Republic fails to make a payment of principal, premium, prepayment charge or interest when due on any External
                                 Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or (ii) if any External Public Indebtedness of the Republic or the central monetary authority in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption. See
                                 "Description of the Securities -- Description of the Debt Securities -- Events of
                                 Default -- Cross Default and Cross
                                 Acceleration" in the accompanying prospectus.

LISTING.......................   The Republic is offering the global bonds for
                                 sale in the United States and elsewhere where such offer and sale is permitted. The Republic has applied to have the global bonds listed and traded in accordance with the rules of the Luxembourg Stock Exchange. The Republic cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the global bonds is not conditioned on obtaining the listing.

FORM, DENOMINATION AND
REGISTRATION..................   The global bonds will be issued in fully
                                 registered form in denominations of $1,000 and integral multiples thereof. The global bonds will initially be represented by one or more temporary global securities registered in the name of a depositary, its nominee or a custodian. Beneficial interests in the temporary global securities will be shown on, and the transfer thereof will be effected only through, records maintained by the depositary and its direct and indirect participants. Upon consolidation with the Existing Bonds, the global bonds will be represented by one or more permanent global securities registered in the name of a depositary, its nominee or custodian.
                                 Beneficial interests in the global securities will be shown on, and the transfer thereof will be effected only through, records maintained by the depositary and its direct and indirect participants. Settlement of all secondary market trading activity in the global bonds will be made in immediately available funds.
                                 See "Description of the
                                 Securities -- Description of the Debt
                                 Securities -- Global Securities" in the
                                 accompanying prospectus.

FURTHER ISSUES................   The Republic may from time to time, without
                                 notice to or the consent of the registered holders of global bonds, issue further bonds which will form a single series with the global bonds. See "Description of the
                                 Securities -- Description of the Debt
                                 Securities -- Further Issues of Debt
                                 Securities" in the accompanying prospectus.

USE OF PROCEEDS...............   The Republic intends to use the net proceeds
                                 from the sale of the global bonds to provide capital to National Power Corporation for its use in meeting its financing requirements.

FISCAL AGENT..................   JPMorgan Chase Bank.

GOVERNING LAW.................   The fiscal agency agreement and the global
                                 bonds will be governed by and interpreted in accordance with the laws of the State of New
                                 York. The laws of the Republic will govern all matters governing authorization and execution of the global bonds by the Republic.

                                USE OF PROCEEDS

     The Republic intends to use the net proceeds of $250,250,000 from the sale of the global bonds primarily to provide capital to National Power Corporation for its use in meeting its financing requirements.

                              RECENT DEVELOPMENTS

     The information in this section supplements the information about the Republic that is included in the accompanying prospectus dated April 15, 2004.

RECENT POLITICAL DEVELOPMENTS

RECENT NATIONAL ELECTION RESULTS

     On May 10, 2004, national elections were held for the positions of President, Vice President, twelve Senators, more than 200 Representatives and all local government posts (excluding Barangay officials). On June 24, 2004, pursuant to the Constitution, the joint session of Congress declared Gloria Macapagal-Arroyo and Noli de Castro as President-elect and Vice President-elect, respectively. They will begin their six-year terms at noon on June 30, 2004.

     Both Mrs. Arroyo and Mr. de Castro are members of the ruling Lakas-CMD coalition. Early indications show that the ruling coalition will continue to hold a majority in both the Senate and the House of Representatives when the new Congress convenes on July 26, 2004. Certain opposition candidates including defeated presidential candidate Fernando Poe, Jr. are questioning the election results, alleging massive fraud and disenfranchisement of voters. It has been reported that they are planning street demonstrations and are also considering filing an election contest with the Presidential Electoral Tribunal.

ARROYO ADMINISTRATION POLICY

     On June 28, 2004, President Arroyo announced a ten-point agenda of policy priorities for her new six-year term in office. The President's agenda includes the following goals:

     - creating six million jobs in six years through increased support for entrepreneurs, increased lending to small and medium enterprises and the development of one to two million hectares of land for agriculture;

     - improving education through the construction of new classrooms, the provision of books and supplies for students and scholarships to poor families;

     - balancing the Government budget;

     - spreading the benefits of economic growth through expanded transportation networks and digital infrastructure;

     - providing electricity and water to local communities across the country;

     - alleviating congestion in Metro Manila by establishing new government and housing centers in other regions;

     - developing the Clark Special Economic Zone and the Subic Bay Freeport Area as international service and logistics centers;

     - automating the electoral process;

     - completing the peace process with rebel groups in the Philippines; and

     - promoting reconciliation among opposing political movements.

     Concurrently with President Arroyo's 10-point agenda, the National Economic and Development Authority ("NEDA") announced new measures intended to sustain economic expansion in the Philippines. The specific initiatives announced by NEDA include:

     - promoting tourism;

     - increasing loans for small and medium-size enterprises from P10 billion to P30 billion under its Unified Lending Opportunities for National Growth program;

     - moderating prices of food and transport services in order to control wage levels;

     - improving the efficiency of logistics in the Philippines;

     - increasing investments in infrastructure through project-based financing and the establishment of fund infrastructure corporations; and

     - increasing funding for health, education and poverty-reduction programs in Mindanao.

INTERNAL CONFLICT WITH REBEL GROUPS

     The Government and the National Democratic Front ("NDF") held a round of peace negotiations in Oslo, Norway from June 22-24, 2004. The Government and the NDF reaffirmed their intention to continue the peace process and are planning further talks for August 2004. Fighting has continued between the NDF and Government forces, however, resulting in more than 100 casualties on each side during the first half of 2004.

     Peace negotiations between the Government and the Moro Islamic Liberation Front ("MILF"), which were originally planned for the first half of 2004, are expected to resume in August 2004 in Malaysia. A joint cease-fire declaration between the Government and the MILF which was signed on July 19, 2003 remains in effect.

RECENT ECONOMIC DEVELOPMENTS

RECENT ECONOMIC INDICATORS

     The following table sets out the performance of certain of the Republic's principal economic indicators for the periods indicated.

                                                              2002      2003      2004(1)
                                                              ----      ----      -------
Real GDP growth (%).........................................   4.3       4.7        6.4(2)
Real GNP growth (%).........................................   4.3       5.6        6.2(2)
Inflation rate (%)..........................................   2.9(3)(4)  3.0(3)(4)   3.8(5)
Unemployment rate (%).......................................  11.4(6)   11.4(6)    13.7(7)
91-day T-bill rate (%)......................................   5.9(3)    6.0(3)     6.9(8)
External position
  Balance of payments ($ million)...........................   663       111       (379)(2)
  Trade-in-goods balance(9)/GNP (%).........................   0.8       0.1       (1.8)(2)
  External debt ($ billion).................................  53.6      57.4       56.7(10)
  International reserves
     Gross ($ billion)......................................  16.2(11)  16.9(11)   16.5(12)
     Net ($ billion)........................................  12.8(11)  13.9(11)   14.2(12)
     Months of retained imports(13).........................   4.7(11)   4.7(11)    4.5(12)
Domestic credit growth (M3)(%)..............................   0.9       4.8        6.4(14)

---------------

(1) Some 2004 data is preliminary.

(2) First three months of 2004.

(3) Full year average.

(4) Based on the 1994 CPI basket.

(5) Average of first five months of 2004 based on the 1994 CPI basket.

(6) Average of the January, April, July and October applicable statistics based on the January, April, July and October labor force surveys for the relevant year.

(7) In April 2004.

(8) Average of first five months of 2004.

(9) Represents goods trade as reported by Bangko Sentral.

(10) As of March 31, 2004.

(11) As of December 31 of the relevant year.

(12) As of May 31, 2004.

(13) Number of months of average imports of merchandise goods and payment of services and income that can be financed by gross reserves.

(14) Year-on-year for April 2004.

GNP/GDP

     For the three months ended March 31, 2004, GNP grew by 6.2% and GDP grew by 6.4% compared to 4.6% and 4.8% growth in GNP and GDP, respectively, for the three months ended March 31, 2003 (at constant 1985 prices).

Agriculture, Fishery and Forestry

     The agriculture, fishery and forestry sector grew by 7.7% in the first quarter of 2004 compared to 3.3% in the first quarter of 2003. The main contributor to growth from agriculture was rice production, which grew by 13.1% in the first quarter of 2004 compared to a 0.7% decline in the first quarter of 2003. This growth was largely due to expansion in harvest area and to higher yield per area as a result of the intensive use of certified seeds, adequate irrigation and favorable weather conditions. The fishery subsector grew by 19.5%, compared to growth of 0.4% in the first quarter of 2003, due to improved aquaculture and favorable weather conditions. The forestry subsector grew by 96.2% in the first quarter of 2004 compared to a 10.7% decline in the first quarter of 2003.

Industry

     The industry sector grew by 5.5% in the first quarter of 2004, compared to 4.8% in the first quarter of 2003. The mining and quarrying subsector grew 21.0% in 2004, compared to 13.9% growth in the first quarter of 2003 due to increased output of oil and metals. Growth in the manufacturing sector decelerated to 4.3% in the first quarter of 2004 from 5.3% in the first quarter of 2003. The basic metal industries posted a slowdown of growth from 93.0% in the first quarter of 2003 to 18.4% in the first quarter of 2004. The decrease in growth in the metal industry subsector was offset partially by growth in other manufacturing subsectors such as the food, machinery, chemicals and beverages. Construction grew by 6.5% in the first quarter of 2004 compared to marginal growth of 0.3% in the first quarter of 2003, reflecting increased growth in both private and public construction. Electricity and water grew by 5.4% in the first quarter of 2004 compared to 2.9% in the first quarter of 2003 due to an increase in sales of electricity to major customers during the period and a significant expansion in the service area for water supply.

Services

     The services sector grew 6.4% in the first quarter of 2004, compared to 5.5% in the first quarter of 2003. The transportation, communication and storage subsector grew by 9.3% in the first quarter of 2004 compared to 8.6% in the first quarter of 2003 as mobile phone services became more available and affordable to a larger base of customers and air transport rebounded from a contraction of 5.2% for the first quarter of 2003 to growth of 17.8% for the first quarter of 2004 due to an increase in passenger and cargo movement. These developments more than offset a decrease in water transport from growth of 5.9% last year to a contraction of 4.5% during the first quarter of 2004. The trade subsector grew by 6.9% in the first quarter of 2004 compared to 5.5% in the first quarter of 2003 due to an increase in retail trade as indicated by higher revenues from malls and supermarkets and an increase in wholesale trade in petroleum products, processed food and pharmaceutical products. The finance subsector grew by 6.9% in the first quarter of 2004 compared to growth of 5.5% in the first quarter of 2003 due to increased growth in the banking and non-banking services subsectors which more than offset decelerated growth in the insurance subsector. The dwellings and real estate subsector grew by 3.6% in the first quarter of 2004 compared to 3.2% during the first quarter of 2003. Growth in this subsector was due to a shift to more mass and mid-segment housing projects, improved sales of residential properties, stable income from rental and leasing operations and stable growth in home ownership. The private services subsector grew by 6.6% in the first quarter of 2004 compared to growth of 5.4% in the first quarter of 2003. Main contributors to growth were personal services, medical and health services, recreational services (which included broadcast media benefitting from election-related political advertisements) and business services. The government services subsector grew by 2.6% in the first quarter of 2004, due in part to preparations for the national elections, compared to a contraction of 2.8% in the first quarter of 2003.

Income from Abroad

     Net factor income from abroad, which is a component of GNP but not included in GDP, grew 3.3% for the three months of 2004 compared to 3.0% for the three months of 2003. The increased growth in income from abroad reflected increased growth in the number of Filipinos employed abroad.

INFLATION

     For the first five months of 2004, inflation measured using the 1994 CPI basket averaged 3.8% and inflation measured using the 2000 CPI basket averaged 4.1%. Based on the 1994 CPI basket, inflation was 4.5% for the month of May 2004 compared to 4.1% in April 2004; based on the 2000 CPI basket, inflation was 4.7% for the month of May 2004 compared to 4.2% in April 2004. Recent increases in inflation rates can be traced largely to increases in the prices of selected food items, particularly of meat and fish since the outbreak of avian flu in Asia, and to higher prices for oil, which is an input in the production of most goods and services.

EMPLOYMENT

     The unemployment rate increased to 13.7% in April 2004 from 12.2% in April 2003 as job growth failed to keep pace with growth in the labor force. Total employment increased by 1.1 million jobs from April 2003 to April 2004, while
1.9 million people entered the labor force and the labor force participation rate rose from 67.1% to 68.9% of the population 15 years old and over. The unemployment rate for Metro Manila in April 2004 was 18.8%, the highest in the country.

BALANCE OF PAYMENTS

     The Republic's balance of payments recorded a deficit of $379 million for the first three months of 2004, compared to the $510 million deficit in the first quarter of 2003. A surplus of $824 million in the current account, more than twice the surplus recorded for the first quarter of 2003, was offset by a deficit of $476 million in the capital and financial account and a deficit of $727 million in unclassified items. "Net unclassified items" comprise errors and omissions due to timing differences between inflows and outflows, double-counting and insufficient reporting of data.

Current Account

     The current account recorded a surplus of $824 million in the first quarter of 2004, more than twice the $370 million surplus for the first quarter in 2003. The increase in the surplus was attributed to the smaller deficit in both the trade-in-goods and trade-in-services accounts and the increase in net income flows.

     Trade-in-goods. The deficit in the trade-in-goods account, as reported by Bangko Sentral, declined to $378 million in the first quarter of 2004 from $441 million in the first quarter of 2003, with exports expanding faster than imports. Exports of goods increased by 5.7% to reach $8.9 billion while imports of goods rose 4.7% to $9.3 billion. The rise in exports of goods was attributed mainly to the continued recovery in shipments of electronics and sustained sales of machinery and transport equipment, the country's leading exports. Other export commodities contributing to the growth in exports were non-metallic mineral manufactures, fruits and vegetables, sugar products and other agro-based products. Imports in the first quarter grew 4.7% due to higher shipments of electronics and machinery and transport equipment.

     In the first four months of 2004, merchandise exports (as reported by the National Statistics Office) increased by 6.9% to $12.2 billion compared to $11.4 billion in the first four months of 2003. This increase was primarily due to a 5.6% increase in exports of electronic products, which accounted for 66.7% of total exports for the first four months of 2004.

     In the first four months of 2004, imports (as reported by the National Statistics Office) grew by 6.9% to $13.2 billion compared to $12.3 billion for the first four months of 2003. This increase resulted primarily from imports of electronics products, which grew by 9.9% to $6.1 billion in the first four months of 2004 compared to $5.5 billion for the first four months of 2003.

     Trade-in-services. The trade-in-services account reported a deficit of $143 million in the first quarter of 2004 compared to the $421 million deficit in the same period of 2003. The decreased deficit was largely attributed to higher receipts from travel and communication services. Net inflows from travel in the third quarter of 2003 grew 123.5% from the first quarter of 2003 to the first quarter of 2004. New inflows from communication services grew to $121 million in the first quarter of 2004 from $33 million in the same period last year. Growth in communication services inflows was attributed to the entry of a major call center company in the Philippines.

     Income. The income account recorded a surplus of $1.2 billion in the first quarter of 2004, compared to a surplus of $1.1 billion in the first quarter of 2003. Increased deployment of both land-based and sea-based overseas Filipino workers ("OFWs") caused OFW remittances to increase by 4.2% year-on-year to $1.9 billion in the first quarter of 2004. Increases in OFW remittances more than offset the rise in interest payments on bonds and notes by the Government and private corporations.

Capital and Financial Account

     The net outflow in the capital and financial account was $476 million in the first quarter of 2004, reflecting an increase of 30.4% from the net outflow of $365 million in the same period in 2003. The increased net outflow in the capital and financial account during the first quarter of 2004 was attributed to a significant decline in the portfolio investment account and a smaller decline in the direct investment account, which were tempered by a decrease in outflows in the other investment account.

     Direct Investments. The direct investment account recorded a net outflow of $36 million in the first quarter of 2004, a reversal of the $37 million net inflow in the first quarter of 2003. This was attributed mainly to the sale of a stake in a large food manufacturing company by a non-resident to a resident firm, which more than offset the increase in new placements in equity capital.

     Portfolio Investments. The portfolio investment account recorded net inflows of $7 million during the first three months of 2004 compared to the $417 million net inflow in the first quarter in 2003. The decrease in net inflows was attributed to bond repayments by private corporations, which offset increased non-resident investments in the equities market and debt issuances of the Government and government-owned-and-controlled corporations.

     Other Investments. The net outflow in the other investment account for the first quarter of 2004 was $443 million compared to $822 million in the first quarter of 2003. The decrease in outflows in the other investments account was due largely to the inflows from local banks' short-term foreign loans and inter-bank borrowings as well as short-term private-sector loans to pay for imports.

     According to preliminary data, the balance of payments for the first five months of 2004 showed a surplus of $475 million, compared to a deficit of $528 million for the first five months of 2003.

INTERNATIONAL RESERVES

     Bangko Sentral's gross international reserves stood at $16.5 billion as of May 31, 2004, compared to $16.4 billion as of April 30, 2004 and $16.3 billion as March 31, 2004. Gross international reserves as of May 31, 2004 were adequate to cover 4.5 months of imports of goods and payments of services and income, and were equivalent to 2.9 times the Republic's short-term debt based on original maturity and 1.5 times based on residual maturity. The increase in reserves from April 2004 to May 2004 was attributed to recent bond issuances by the Government and by National Power Corporation. However, these inflows were partly offset by disbursements to pay for the debt service requirements of both the Government and Bangko Sentral.

     Bangko Sentral's net international reserves rose to $14.2 billion as of May 31, 2004 from $14.0 billion as of April 30, 2004 and $13.6 billion as of March 31, 2004.

PESO/US$ EXCHANGE RATE

     On June 29, 2004, the peso to US dollar exchange rate was P56.20 per US dollar, compared to P56.18 per US dollar as of April 13, 2004.

PHILIPPINE SECURITIES MARKETS

     As of June 29, 2004, the Philippine Stock Exchange composite index closed at 1586.35, compared to a close of 1516.81 on April 6, 2004 and 1442.37 on December 30, 2003.

MONEY SUPPLY

     The Republic's money supply as at April 30, 2004 was P1.7 trillion, representing year-on-year growth of 6.4%. The increase was attributed to an increase in net foreign assets caused mainly by the increase in investments by commercial banks and by Bangko Sentral in foreign currency-denominated securities and an increase in net domestic credits due primarily to public borrowings.

BANKING SYSTEM NON-PERFORMING LOANS

     The banking system's non-performing loan ratio declined to 13.6% at the end of April 2004 from 15.5% at the end of April 2003. The decline in non-performing loans was due to a P6.14 billion combined reduction in non-performing loans reported by 18 banks which more than offset the P1.31 billion combined increase in non-performing loans of 16 banks. The remaining eight reporting banks reported no change in their non-performing loans.

REVENUES AND EXPENDITURES

     Total Government revenues for the first five months of 2004 were P288.8 billion, reflecting a 12.5% increase in revenues over the first five months of 2003. BIR collections in the first five months of 2004 were P193.3 billion, a 9.1% increase from BIR collections in the same period for 2003. Despite the increase in tax collections, the BIR remains behind its collections target because of decreased issuances of government securities, lower treasury bill rates and lower interest rates on taxable deposits, all of which decreased income taxes from interest income.

     Bureau of Customs revenues were P50.1 billion in the first five months of 2004, an increase of 14.7% from the same period of 2003 attributable mainly to peso depreciation, higher average tariffs and administrative reforms. Remittances to the Bureau of Treasury were P24.8 billion in the first five months of 2004, an increase of 13.2% from the same period of 2003 caused by higher income from investments in sinking fund accounts and securities, as well as by increased fees for providing guarantees and foreign exchange cover to government-owned-and-controlled corporations.

     Total governmental expenditures in the first five months of 2004 were P366.1 billion, 10.3% more than in the first five months of 2003. The increase in expenditures was attributable mostly to a 9.5% increase in interest payments due to higher foreign exchange and interest payments for foreign loans and a 7.8% increase in personnel expenditures, in each case from the first five months of 2003 to the first five months of 2004. Maintenance and operating expenditures and infrastructure expenditures both increased from the first five months of 2003 to the first five months of 2004, reflecting operating expenses released for the conduct of elections and outlays for infrastructure and other projects.

     Overall, the government fiscal deficit stood at P77.4 billion for the first five months of 2004, P2.2 billion less than the target of P79.6 billion for the first six months of 2004.

EXTERNAL DEBT

     As of March 31, 2004, the Republic's outstanding external debt approved by or registered with Bangko Sentral was $56.7 billion, reflecting a decrease of $700 million from the $57.4 billion recorded as of December 31, 2003 but an increase of $1.2 billion from the $55.5 billion as of March 31, 2003. This decrease over the first quarter of 2004 was mainly due to a change in Bangko Sentral's accounting methodology which excluded resident-to-resident accounts from external debt.

     Applying the previously applied methodology, Bangko Sentral-approved external debt rose by $1.3 billion over the first quarter of 2004 due to additional borrowings and upward foreign exchange revaluation adjustments on third-country currency denominated debt resulting from the continued depreciation of the US dollar against third-country currencies.

     Under the Electric Power Industry Reform Act of 2001, the Government is obligated to assume P200 billion of NPC's debt. In June 2004, the Government announced its intention to assume an additional P300 billion of debt of National Power Corporation ("NPC") as part of the ongoing privatization of the Philippine electric power industry. This would raise the total amount of debt of NPC to be assumed by the Government to P500 billion (approximately $8.9 billion as of June 29, 2004).

                        DESCRIPTION OF THE GLOBAL BONDS

GENERAL

     The global bonds will be issued under a fiscal agency agreement, dated as of October 4, 1999, as amended by a supplement to the fiscal agency agreement dated February 26, 2004 and supplemented by an additional supplement to be dated July 7, 2004, between the Republic and JPMorgan Chase Bank, as fiscal agent. The global bonds and the Existing Bonds will, following consolidation on July 20, 2004, constitute a single series. The global bonds are a series of debt securities more fully described in the accompanying prospectus, except to the extent indicated below. The following statements are subject to the provisions of the fiscal agency agreement, the supplement to the fiscal agency agreement and the global bonds. This summary does not purport to be complete and the description below may not contain all of the information that is important to you as a potential investor in the global bonds. The Republic has filed forms of these documents as exhibits to the registration statement numbered 333-108310. You should refer to the exhibits for more complete information. Capitalized terms not defined below shall have the respective meanings given in the accompanying prospectus.

     The global bonds will:

     - initially be represented by temporary global securities with a different International Securities Identification Number ("ISIN"), CUSIP number and Common Code number than the Existing Bonds;

     - bear interest at 9.375% from the date they are delivered to investors (expected to be on or about July 7, 2004);

     - mature at par on January 18, 2017;

     - pay interest on July 19, 2004 for the period through but excluding July 18, 2004 to the persons in whose names the global bonds are registered on the date the global bonds are delivered to investors; and

     - on July 20, 2004, be consolidated with, form a single series with and be fungible with the Existing Bonds, whereupon they will have the same ISIN, CUSIP number and Common Code number as the Existing Bonds.

     Once consolidated with the Existing Bonds on July 20, 2004, the global bonds will:

     - bear interest at 9.375% per year from July 18, 2004;

     - pay interest on January 18 and July 18 of each year, commencing January 18, 2005; and

     - pay interest to the persons in whose names the global bonds are registered on the record date, which is the close of business on the preceding January 1 or July 1 (whether or not a business day), as the case may be. Interest will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

     The global bonds will rank pari passu with the Existing Bonds in all respects. The total principal amount of the Existing Bonds and the global bonds now being issued will be $1,000,000,000.

     The Republic has applied to the Luxembourg Stock Exchange for listing of, and permission to deal in, the global bonds in accordance with the rules of the Luxembourg Stock Exchange. We cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the global bonds is not conditioned on obtaining the listing.

BOOK ENTRY

     The Republic will issue the global bonds in the form of fully registered global securities, initially in the form of temporary global securities. The Republic will deposit the temporary global securities with DTC and register the temporary global securities in the name of Cede & Co., as DTC's nominee. Beneficial interests in the temporary global securities will be represented by, and transfers thereof will be effected only through, book-entry accounts maintained by DTC and its participants.

     On July 20, 2004, a permanent global security will be issued to represent the global bonds in the form of fully registered global securities, and the temporary global securities will be cancelled. The Republic will deposit the permanent global securities with DTC and register the permanent global securities in the name of Cede & Co., and transfers thereof will be effected only through book-entry accounts maintained by DTC and its participants.

CERTIFICATED SECURITIES

     In circumstances detailed in the accompanying prospectus (see "Description of the Securities -- Description of the Debt Securities -- Global Securities -- Registered Ownership of the Global Security"), the Republic could issue certificated securities. The Republic will only issue certificated securities in fully registered form in denominations of $1,000 and integral multiples thereof. The holders of certificated securities shall present directly at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent as the Republic may designate from time to time all requests for the registration of any transfer of such securities, for the exchange of such securities for one or more new certificated securities in a like aggregate principal amount and in authorized denominations and for the replacement of such securities in the cases of mutilation, destruction, loss or theft. Certificated securities issued as a result of any partial or whole transfer, exchange or replacement of the global bonds will be delivered to the holder at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent, or (at the risk of the holder) sent by mail to such address as is specified by the holder in the holder's request for transfer, exchange or replacement.

REGISTRATION AND PAYMENTS

     The Republic will pay the principal amount of a global bond on its maturity date in immediately available funds in the City of New York upon presentation of the global bond at the office of the fiscal agent in the City of New York or, subject to applicable law and regulations, at the office outside the United States of any paying agent, including the Luxembourg paying agent (if the global bonds are listed on the Luxembourg Stock Exchange and the rules of the exchange so require).

     The Republic will appoint the fiscal agent as registrar, principal paying agent and transfer agent of the global bonds. In these capacities, the fiscal agent will, among other things:

     - maintain a record of the aggregate holdings of global bonds represented by the global securities and any certificated securities and accept global bonds for exchange and registration of transfer;

     - ensure that payments of principal and interest in respect of the global bonds received by the fiscal agent from the Republic are duly paid to the depositaries for the global securities or their respective nominees and any other holders of any global bonds; and

     - transmit to the Republic any notices from holders of any of the global bonds.

     For as long as global bonds are listed on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange so require, the Republic will appoint and maintain a Luxembourg paying and transfer agent, who shall initially be Dexia Banque Internationale a Luxembourg societe anonyme. Payments and transfers with respect to the global bonds may be effected through the Luxembourg paying and transfer agent, which will be executed through Euroclear and Clearstream, Luxembourg. Holders of certificated global bonds may present such securities for registration of transfer or payment at the office of the Luxembourg paying and transfer agent. Forms of the transfer notice (or other instrument of transfer) are available, and duly completed transfer notices (or other instrument of transfer) may be submitted, at the office of the Luxembourg paying and transfer agent. For so long as the global bonds are listed on the Luxembourg Stock Exchange, the Republic will publish any change as to the identity of the Luxembourg paying and transfer agent in a leading newspaper in Luxembourg, which is expected to be the Luxemburger Wort.

REDEMPTION AND SINKING FUND

     The Republic may not redeem the global bonds prior to maturity. The Republic will not provide a sinking fund for the amortization and retirement of the global bonds.

OPTIONAL HOLDER REDEMPTION

     Each holder of the global bonds may require the Republic to purchase that holder's global bonds at par on January 18, 2012. Each holder may so redeem less than the entire principal amount of any global bond on such date, provided the principal amount to be redeemed is equal to $1,000 or an integral multiple of $1,000.

     DTC or its nominee, as registered holder of the global bonds, will be entitled to tender the global bonds on January 18, 2012 for repayment. During the period from and including November 18, 2011 to and including December 18, 2011, DTC will receive instructions from its participants (acting on behalf of owners of beneficial interests in the global bonds) to tender the global bonds for repayment under DTC's procedures. Such tenders for repayment will be made by DTC, provided that DTC receives instructions from tendering participants by noon on December 18, 2011. DTC will notify the fiscal agent by the close of business on such date as to the aggregate principal amount of the global bonds, if any, for which DTC shall have received instructions to tender for repayment. Each owner of beneficial interests in global bonds who wishes to effectuate the tender and repayment of such global bonds must instruct its respective DTC participant or participants a reasonable period of time in advance of December 18, 2011.

FURTHER ISSUES

     For a description of the Republic's ability from time to time to issue further bonds that will form a single series with the global bonds, see "Description of the Securities -- Description of the Debt Securities -- Further Issues of Debt Securities" in the accompanying prospectus.

REGARDING THE FISCAL AGENT

     The fiscal agent has its principal corporate trust office at 4 New York Plaza, 15th Floor, New York, New York 10004. The Republic will at all times maintain a paying agent and a transfer agent in the City of New York which will, unless otherwise provided, be the fiscal agent. The Republic may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent. The fiscal agent will be the agent of the Republic, not a trustee for holders of any global bonds. Accordingly, the fiscal agent will not have the same responsibilities or duties to act for such holders as would a trustee, except that all funds held by the fiscal agent for the payment of principal of (and premium, if any) or interest on the global bonds shall be held by the fiscal agent in trust for the holders of the global bonds.

     The fiscal agency agreement and the supplement to the fiscal agency agreement are not required to be qualified under the US Trust Indenture Act of 1939. Accordingly, the fiscal agency agreement and the supplement to the fiscal agency agreement may not contain all of the provisions which could be beneficial to holders of the global bonds which would be contained in an indenture qualified under the Trust Indenture Act.

NOTICES

     So long as the global bonds are listed on the Luxembourg Stock Exchange, all notices will be published in Luxembourg in a leading newspaper of general circulation in Luxembourg, which is expected to be the Luxemburger Wort. If the Republic cannot, for any reason, publish notice in this newspaper, it will choose an appropriate leading newspaper of general circulation in Luxembourg, and notice in that newspaper will be considered valid notice. Notice will be considered made as of the first date of its publication.

                        GLOBAL CLEARANCE AND SETTLEMENT

     The Depository Trust Company ("DTC"), Euroclear and Clearstream, Luxembourg have established links among themselves to facilitate the initial settlement of the global bonds and cross-market transfers of the global bonds in secondary market trading. DTC will be linked to JPMorgan Chase Bank, a New York banking corporation, as depositary of the Euroclear System ("Euroclear"), and Citibank, N.A., as depositary for Clearstream Banking, societe anonyme ("Clearstream, Luxembourg") (the "Clearing System Depositaries").

     Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the procedures provided below to facilitate transfers of global bonds among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform such procedures. In addition, such procedures may be modified or discontinued at any time. Neither the Republic nor the Fiscal Agent will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of the respective obligations under the rules and procedures governing their operations.

THE CLEARING SYSTEMS

     THE DEPOSITORY TRUST COMPANY.  DTC is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" under the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" under the New York Uniform Commercial Code; and

     - a "clearing agency" registered under Section 17A of the US Securities Exchange Act of 1934.

     DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry settlement in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. In addition, unless a global security is exchanged in whole or in part for a definitive security, it may not be physically transferred, except as a whole among DTC, its nominees and their successors. Therefore, your ability to pledge a beneficial interest in the global security to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

     EUROCLEAR AND CLEARSTREAM, LUXEMBOURG. Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry settlement in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream, Luxembourg participant.

INITIAL SETTLEMENT

     If you plan to hold your interests in the securities through DTC, you will follow the settlement practices applicable to global security issues. If you plan to hold your interests in the securities through Euroclear or Clearstream, Luxembourg, you will follow the settlement procedures applicable to conventional Eurobonds in registered form. If you are an investor on the settlement date, you will pay for the global bonds by wire transfer and the entity through which you hold your interests in the global bonds will credit your securities custody account.

SECONDARY MARKET TRADING

     The purchaser of securities determines the place of delivery in secondary market trading. Therefore, it is important for you to establish at the time of the trade where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date (i.e., the date specified by the purchaser and seller on which the price of the securities is fixed).

     TRADING BETWEEN DTC PARTICIPANTS. DTC participants will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of DTC governing global security issues. Participants will pay for these transfers by wire transfer.

     TRADING BETWEEN EUROCLEAR AND/OR CLEARSTREAM, LUXEMBOURG
PARTICIPANTS. Euroclear and Clearstream, Luxembourg participants will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds. Participants will pay for these transfers by wire transfer.

     TRADING BETWEEN A DTC SELLER AND A EUROCLEAR OR CLEARSTREAM, LUXEMBOURG PURCHASER. When the securities are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date for such securities. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the securities and make payment for them. On the settlement date for such securities, the depositary will make payment to the DTC participant's account and the securities will be credited to the depositary's account. After settlement has been completed, DTC will credit the securities to Euroclear or Clearstream, Luxembourg, and in turn Euroclear or Clearstream, Luxembourg will credit the securities, in accordance with its usual procedures, to the participant's account, and the participant will then credit the purchaser's account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

     Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or from existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the securities are credited to their accounts one day later.

     As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the securities. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the securities were credited to the participant's account. However, interest on the securities would accrue from the value date. Therefore, in many cases the interest income on securities which the participant earns during that one-day period will substantially reduce or offset the amount of the participant's overdraft charges. Of course, this result will depend on the cost of funds to (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) each participant.

     Since the settlement will occur during New York business hours, a DTC participant selling an interest in the securities can use its usual procedures for transferring global securities to the Clearing System Depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

     Finally, day traders that use Euroclear or Clearstream, Luxembourg and that purchase global bonds from DTC participants for credit to Euroclear participants or Clearstream, Luxembourg participants should note that these trades will automatically fail on the sale side unless one of the following three steps is taken:

     - borrowing through Euroclear or Clearstream, Luxembourg for one day, until the purchase side of the day trade is reflected in their Euroclear account or Clearstream, Luxembourg account, in accordance with the clearing system's customary procedures;

     - borrowing the global bonds in the United States from a DTC participant no later than one day prior to settlement, which would give the global bonds sufficient time to be reflected in the borrower's Euroclear account or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

     - staggering the value dates for the buy and sell sides of the trade so that the value date of the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear participant or Clearstream, Luxembourg participant.

     TRADING BETWEEN A EUROCLEAR OR CLEARSTREAM, LUXEMBOURG SELLER AND A DTC PURCHASER. Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer securities through their Clearing System Depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the securities to the DTC participant's account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

     If the Euroclear or Clearstream, Luxembourg participant selling the securities has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the securities until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

                                    TAXATION

     The following discussion summarizes certain U.S. federal income and estate tax and Philippine tax considerations that may be relevant to you if you invest in global bonds. This summary is based on laws, regulations, rulings and decisions now in effect in the United States and on laws and regulations in effect in the Philippines and may change. Any change could apply retroactively and could affect the continued validity of this summary.

     This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules.

GENERAL

     The Republic urges you to consult your own tax advisors to determine your particular tax consequences in respect of participating in the offering, and of owning and selling the global bonds.

PHILIPPINE TAXATION

     The following is a summary of certain Philippine tax consequences that may be relevant to non-Philippine holders of the global bonds in connection with the holding and disposition of the global bonds. The Republic uses the term "non-Philippine holders" to refer to (i) non-residents of the Philippines who are neither citizens of the Philippines nor are engaged in trade or business within the Philippines or (ii) non-Philippine corporations not engaged in trade or business in the Philippines.

     This summary is based on Philippine laws, rules, and regulations now in effect, all of which are subject to change. It is not intended to constitute a complete analysis of the tax consequences under Philippine law of the receipt, ownership, or disposition of the global bonds, in each case by non-Philippine holders, nor to describe any of the tax consequences that may be applicable to residents of the Republic.

     EFFECT OF HOLDING GLOBAL BONDS. Payments by the Republic of principal of and interest on the global bonds to a non-Philippine holder will not subject such non-Philippine holder to taxation in the Philippines by reason solely of the holding of the global bonds or the receipt of principal or interest in respect thereof.

     TAXATION OF INTEREST ON THE GLOBAL BONDS. When the Republic makes payments of principal and interest to you on the global bonds, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by the Philippines or any political subdivision or taxing authority thereof or therein.

     TAXATION OF CAPITAL GAINS. Under the Philippine Tax Code, any gain realized from the sale, exchange or retirement of securities with an original maturity of more than five years from the date of issuance will not be subject to income tax. Since the global bonds have a maturity of more than five years from the date of issuance, any gains realized by a holder of the global bonds will not be subject to Philippine income tax. Non-Philippine holders of the global bonds will not be subject to Philippine income or withholding tax in connection with the sale, exchange, or retirement of a global bond if such sale, exchange or retirement is made outside the Philippines or an exemption is available under an applicable tax treaty in force between the Philippines and the country of domicile of the non-Philippine holder.

     DOCUMENTARY STAMP TAXES. No documentary stamp tax is imposed upon the transfer of the global bonds. A documentary stamp tax, at the rate of P1.00 for every P200, or fractional amount thereof, of the issue value, is payable upon the issuance of the global bonds and will be for the account of the Republic.

     ESTATE AND DONOR'S TAXES. The transfer of a global bond by way of succession upon the death of a non-Philippine holder will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the value of the net estate of properties located in the Philippines is over P200,000.

     The transfer of a global bond by gift to an individual who is related to the nonresident holder will generally be subject to a Philippine donor's tax at progressive rates ranging from 2% to 15% if the value of the net gifts of properties located in the Philippines exceed P100,000 during the relevant calendar year. Gifts to unrelated donees are generally subject to tax at a flat rate of 30%. An unrelated donee is a person who is not a (i) brother, sister (whether by whole or half blood), spouse, ancestor, or lineal descendant or (ii) relative by consanguinity in the collateral line within the fourth degree of relationship.

     The foregoing apply even if the holder is a nonresident holder. However, the Republic will not collect estate and donor's taxes on the transfer of the global bonds by gift or succession if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country that provides certain reciprocal rights to citizens of the Philippines (a "Reciprocating Jurisdiction"). For these purposes, a Reciprocating Jurisdiction is a foreign country which at the time of death or donation (i) did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country or (ii) allowed a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

UNITED STATES TAXATION

     The global bonds to be issued pursuant to this offering should form part of a "qualified reopening," and therefore, part of the issue by the Republic on January 18, 2002, of 9.375% Global Bonds due 2017 for US federal income tax purposes.

     For a description of certain United States tax aspects of the global bonds, see "Taxation -- United States Tax Considerations" in the accompanying prospectus.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement, which consists of a terms agreement dated June 29, 2004 and the underwriting agreement standard terms filed as an exhibit to the registration statement, the Republic has agreed to sell global bonds in the principal amount of US$250,000,000 to the underwriter named below, and the underwriter has agreed to purchase from the Republic, the principal amount of the global bonds listed opposite its name below.

UNDERWRITER                                                   PRINCIPAL AMOUNT
-----------                                                   ----------------
J.P. Morgan Securities Inc. ................................   US$250,000,000

     The underwriting agreement provides that the underwriter is obligated to purchase all of the global bonds if any are purchased.

     The Republic has agreed to indemnify the underwriter against liabilities under the Securities Act of 1933 or contribute to payments which the underwriter may be required to make in that respect.

     The underwriter has agreed to reimburse the Republic for certain expenses.

COMMISSIONS AND DISCOUNTS

     The underwriter has advised the Republic that it proposes to offer the global bonds to the public initially at the public offering price that appears on the cover page of this prospectus supplement. After the initial public offering, the underwriter may change the public offering price and any other selling terms.

     In connection with this offering of the global bonds, the underwriter may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position for the underwriter. Stabilizing transactions involve bids to purchase the global bonds in the open market for the purpose of pegging, fixing or maintaining the price of the global bonds. Syndicate covering transactions involve purchases of the global bonds in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the global bonds to be higher than it would otherwise be in the absence of those transactions. If the underwriter engages in stabilizing or syndicate covering transactions, it may discontinue them at any time. The Republic has been advised by the underwriter that it intends to make a market in the global bonds, but the underwriter is not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of or the trading market for the global bonds.

     In compliance with NASD guidelines the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to the prospectus and applicable prospectus supplements (including this supplement) will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

UK SELLING RESTRICTIONS

     The underwriter has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the global bonds in, from or otherwise involving the United Kingdom.

HONG KONG SELLING RESTRICTIONS

     The underwriter has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, any advertisement, invitation or document relating to the global bonds, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to global bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong and any rules made thereunder.

SINGAPORE SELLING RESTRICTIONS

     This prospectus supplement and the prospectus to which it relates have not been registered as a prospectus with the Monetary Authority of Singapore (the "MAS") under the Securities and Futures Act, Chapter 289 of the Singapore statutes (the "Securities and Futures Act"). Accordingly, the global bonds may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus supplement and the prospectus to which it relates or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of such global bonds be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (2) to a sophisticated investor (as defined in Section 275 of the Securities and Futures
Act) and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (3) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

JAPAN SELLING RESTRICTIONS

     The global bonds have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"), and the underwriter has not and will not offer or sell any global bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except in compliance with all the applicable laws and regulations of Japan. Pursuant to the Foreign Exchange and Foreign Trade Law of Japan, the Republic may be required to file a report in connection with the issuance or offering of global bonds in Japan or the issuance or offering outside Japan of global bonds denominated or payable in Yen with the Ministry of Finance of Japan (the "MOF") within a limited period of time after the issue of the global bonds. The underwriter is required to provide any necessary information on sales of global bonds in Japan to the Republic (which shall not include the names of the purchasers thereof) so that the Republic may make such reports to the MOF.

REPUBLIC OF THE PHILIPPINES SELLING RESTRICTIONS

     The global bonds constitute exempt securities within the meaning of the Philippine Securities Regulation Code and as such are not required to be registered under the provisions of the said Code before they can be sold or offered for sale or distribution in the Philippines. However, the global bonds may be sold or offered for sale in the Philippines only by underwriters, dealers or brokers duly licensed by the Philippine Securities and Exchange Commission.

NETHERLANDS SELLING RESTRICTIONS

     The global bonds may not be offered, sold, transferred or delivered in the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to banks, brokers, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other comparable entities, including, inter alia, treasuries and finance companies of large enterprises which trade or invest in securities in the conduct of a profession or trade. Individuals or legal entities who or which do not trade or invest in securities in the conduct of their profession or trade may not participate in the offering, and the prospectus supplement and the accompanying prospectus may not be considered an offer or the prospect of an offer to participate in the offering.

REPUBLIC OF ITALY SELLING RESTRICTIONS

     No solicitations in connection with the global bond offering will be made in Italy by any party, including the underwriter. No copies of this prospectus supplement, the accompanying prospectus or any other documents relating to the global bonds or the global bond offering will be distributed in Italy. No global bonds will be offered, sold or delivered in Italy.

SETTLEMENT AND DELIVERY

     The Republic expects that delivery of the global bonds will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the global bonds. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade global bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the global bonds initially will settle in "T+5", to specify alternative settlement arrangements to prevent a failed settlement.

RELATIONSHIP OF UNDERWRITERS WITH THE REPUBLIC

     The underwriters have in the past and may in the future provide investment and commercial banking and other related services to the Republic in the ordinary course of business for which the underwriters and/or their respective affiliates have received or may receive customary fees and reimbursement of out of pocket expenses.

                                 LEGAL MATTERS

     The validity of the global bonds will be passed upon on behalf of the Republic as to Philippine law by the Secretary of the Department of Justice of the Republic, and as to US federal law and New York State law by Allen & Overy. Certain matters will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton, United States counsel for the underwriters, as to matters of US federal law and New York State law, and by Romulo, Mabanta, Buenaventura, Sayoc & de los Angeles, Philippine counsel for the underwriters, as to matters of Philippine law.

                              GENERAL INFORMATION

     1. The global bonds have been accepted for clearance through the Depository Trust Corporation, Euroclear and Clearstream, Luxembourg. Through July 19, 2004, the International Securities Identification Number is US718286AX52, the CUSIP number is 718286AX5 and the Common Code number is 019611647.

     2. The Republic's currently outstanding US$750,000,000 9.375% Global Notes due 2017 issued on January 18, 2002, which on July 20 will consolidate and form a single series with the global bonds, have previously been accepted for clearance through The Depository Trust Corporation, Euroclear and Clearstream, Luxembourg. Their International Securities Identification Number is US718286AQ02, their CUSIP number is 718286AQ0, and their Common Code number is 014156364. Upon consolidation, the global bonds will also have these identification numbers.

     3. The issue and sale of the new global bonds was authorized by the Full Powers signed by the President of the Republic dated March 26, 2004.

     4. Except as disclosed in this prospectus supplement and the accompanying prospectus, there has been no material adverse change in the fiscal condition or affairs of the Republic which is material in the context of the issue of the global bonds since April 15, 2004.

     5. Application has been made to list the global bonds on the Luxembourg Stock Exchange. Copies of the following documents will, so long as any global bonds are listed on the Luxembourg Stock Exchange, be available for inspection during usual business hours at the specified office of Dexia Banque Internationale a Luxembourg societe anonyme in Luxembourg:

     - copies of the Registration Statement, which includes the fiscal agency agreement, the supplement to the fiscal agency agreement and the form of the underwriting agreement as exhibits thereto; and

     - the Full Powers signed by the President of the Republic dated March 26, 2004 and the resolution of the Monetary Board of Bangko Sentral adopted on June 23, 2004, authorizing the issue and sale of the global bonds.

     In addition, so long as the global bonds are outstanding or listed on the Luxembourg Stock Exchange, copies of the Philippines' economic reports for each year in English (as and when available) will be available at the offices of the listing agent in Luxembourg during normal business hours on any weekday. The underwriting agreement, the fiscal agency agreement and the supplement to the fiscal agency agreement shall also be available free of charge at the office of the listing agent and the Luxembourg paying and transfer agent.

     6. Dexia Banque Internationale a Luxembourg societe anonyme has been appointed as the Luxembourg paying and transfer agent. For so long as the global bonds are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, the Republic will maintain a Luxembourg paying and transfer agent.

                                     ISSUER

                          REPUBLIC OF THE PHILIPPINES
                             Department of Finance
                            Office of the Secretary
                         Department of Finance Building
                                  BSP Complex
                                     Manila
                          Republic of the Philippines

                     FISCAL AGENT, PRINCIPAL PAYING AGENT,
                          TRANSFER AGENT AND REGISTRAR

                              JPMORGAN CHASE BANK
                                4 New York Plaza
                                   15th Floor
                            New York, New York 10004
                            United States of America

                              LISTING, PAYING AND
                                 TRANSFER AGENT
                    DEXIA BANQUE INTERNATIONALE A LUXEMBOURG
                                SOCIETE ANONYME
                                69, route d'Esch
                               L-2953 Luxembourg

                                LEGAL ADVISORS TO THE ISSUER
                as to US law                               as to Philippine law
                ALLEN & OVERY                              DEPARTMENT OF JUSTICE
      9th Floor, Three Exchange Square                      Padre Faura Street
                   Central                                        Malate
                Hong Kong SAR                                     Manila
                                                        Republic of the Philippines

                             LEGAL ADVISORS TO THE UNDERWRITERS
                as to US law                               as to Philippine law
     CLEARY, GOTTLIEB, STEEN & HAMILTON                ROMULO, MABANTA, BUENAVENTURA
             Bank of China Tower                          SAYOC & DE LOS ANGELES
               One Garden Road                          30th Floor, Citibank Tower
                Hong Kong SAR                               8741 Paseo De Roxas
                                                                Makati City
                                                        Republic of the Philippines

                       [REPUBLIC OF THE PHILIPPINES LOGO]